NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

April 28, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	NeuroSense Therapeutics Ltd.—Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-260338)

Dear Mr. Hagius:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, NeuroSense Therapeutics Ltd. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 (Accession No. 0001213900-22-019892) to its registration statement on Form F-1 (File No. 333-260338), together with all exhibits filed therewith, filed on April 15, 2022 (the “Amendment”).

The Amendment was inadvertently tagged as an “POS AM” which is the EDGAR submission type used to file a post-effective amendment that is not immediately effective upon filing, instead of being tagged as a “POS EX” which is the EDGAR submission type used to file a post-effective amendment that is immediately effective upon filing. The Company intends to promptly re-file the Amendment as a “POS EX” with no changes other than the filing submission type.

The Amendment was not declared effective, and no securities have been issued or sold in connection with the Amendment.

Sincerely,

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer